UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Others

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

This is further to the disclosures made by ICICI Bank Limited (the Bank) on February 28, 2026 and June 24, 2026 in connection with acquisition of additional shareholding of upto 2% in its subsidiary, ICICI Prudential Life Insurance Company Limited (ICICI Life).

The Bank has, through multiple tranches executed between July 22, 2026 and September 2, 2026, completed the purchase of 29,015,693 equity shares of face value of ₹ 10/- each of ICICI Life, representing approximately 2.00% of ICICI Life’s equity share capital at June 30, 2026, for an approximate consideration of ₹ 14.70 billion, through the stock exchange mechanism. Following this, the Bank’s shareholding in ICICI Life stands at approximately 52.8%.

Please take the above information on record.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: September 2, 2026	By:	/s/ Prachiti Lalingkar
			Name :	Prachiti Lalingkar
			Title :	Company Secretary